UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 0-23246

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: October 29, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Daktronics, Inc.
Full Name of Registrant

Former Name if Applicable

201 Daktronics Drive
Address of Principal Executive Office (Street and Number)

Brookings, SD 57006
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Daktronics, Inc. (the "Company," "we," "us" or "our") is unable to timely file its Quarterly Report on Form 10-Q for the period ended October 29, 2022 (the "Form 10-Q") on or before the prescribed due date of December 8, 2022 without unreasonable effort or expense to the Company. Ongoing supply chain disruptions and inflationary challenges in materials, freight and personnel related costs have and will continue to cause volatility in our cash flow, pricing, order volumes, lead-times, competitiveness, revenue cycles, and production costs. Our ability to fund inventory levels, operations and capital expenditures in the future will be dependent on our ability to generate cash flow from operations in these conditions, to maintain or improve margins, to use funds from our credit facility, and to find other sources of liquidity.

Although supply chain disruptions have started to ease, and we expect our inventory levels to decline, we cannot be certain we will not experience future disruptions or need additional liquidity to fund inventory levels, operations, and capital expenditures. We will need additional liquidity to meet our obligations as they come due in the 12 months following the date of this Form 12b-25, and we cannot be assured that such liquidity will be available or the form of such liquidity, such as equity raises or debt financing. These conditions raise substantial doubt about our ability to continue as a going concern.

In response to these conditions, we are pursuing additional liquidity through various means, including but not limited to obtaining financing secured by a mortgage on our facilities, a sales-leaseback transaction, leasing property and equipment, and continued focus on reducing working capital. Since these plans are not finalized and are subject to market conditions that are not within our control, they cannot be deemed probable. As a result, we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern. In addition, we recorded a valuation allowance of approximately $13.0 million for deferred tax assets under these conditions. The recording of the deferred tax valuation allowance created a covenant violation under our line of credit agreement. We are in the process of obtaining a waiver for such violation, however, no assurances can be given it is forthcoming.

In light of the substantial doubt in our ability to continue as a going concern and our related evaluation of the income tax implications of reaching this conclusion, the Company also expects to conclude that its disclosure controls and procedures and internal control over financial reporting were not effective as a result of material weaknesses. Our going concern policy did not contemplate evaluating the income tax implications of reaching a substantial doubt going concern conclusion. In addition, the material weaknesses relate to the untimely internal communication to support the functioning of internal controls and the resulting accounting for income taxes. The Company continues to evaluate its disclosure controls and procedures and internal controls over financial reporting, and its ultimate conclusions on these topics may differ from what the Company currently anticipates.

For these reasons, the Company needs additional time to complete its financial statements and other disclosures in the Form 10-Q. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Company intends to file its Form 10-Q on or before December 13, 2022.

Forward-Looking Statements

This Form 12b-25 contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect our current views with respect to future events and financial performance. The words "may," "would," "could," "should," "will," "expect," "estimate," "anticipate," "believe," "intend," "plan" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any and all forecasts and projections in this document are “forward looking statements” and are based on management’s current expectations or beliefs. From time to time, we may also provide oral and written forward-looking statements in other materials we release to the public, such as press releases, presentations to securities analysts or investors, or other communications by us. Any or all forward-looking statements in this report and in any public statements we make could be materially different from actual results. Accordingly, we wish to caution investors that any forward-looking statements made by or on behalf of us are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. The Company’s business is subject to a number of risks which are described more fully in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2022 (including the information presented therein under Risk Factors) filed with the Securities and Exchange Commission, as well as other publicly available information about our Company.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sheila M. Anderson	605	692-0200 EXT 56214
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________Daktronics, Inc.______
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 6, 2022	By:	/s/ Sheila M. Anderson
Name: Sheila M. Anderson
Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)